Results of the Annual General Meeting of Shareholders of Woori Bank for Fiscal Year 2009

The annual general meeting of shareholders of Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd., was held on March 25, 2010 and all four agenda items listed below were approved and ratified as originally proposed.

Key Details Relating to the Annual General Meeting of Shareholders

•	Agenda:

1)	Approval of financial statements of Woori Bank for fiscal year 2009

2)	Approval of amendments to the Articles of Incorporation of Woori Bank

3)	Appointment of directors of Woori Bank

4)	Approval of the aggregate remuneration limit for directors of Woori Bank

•	Agenda details

1)	Approval of financial statements of Woori Bank for fiscal year 2009

(units: in millions of KRW, unless indicated otherwise)

Total Assets	222,341,359	Revenue	43,951,956

Total Liabilities	208,712,633	Operating Income	1,034,804

Capital Stock	3,829,783	Net Income	953,830

Total shareholder’s Equity	13,628,726	Earnings per share (KRW)	1,318

Approval of dividend for fiscal year 2009 (units: in KRW)

Dividend per common share	330

Dividend per preferred share	800

Total dividend amount	286,148,877,407

2)	Approval of amendments to the Articles of Incorporation of Woori Bank

3) Appointment of directors of Woori Bank

Appointment for executive director

Name	Date of Birth	Term / Appointment	Career & Academic Background
Soon Woo Lee	Dec. 15, 1950	1 year / Re-appointment
- Current) Deputy President, Woori Bank
- Executive Vice President, Consumer Banking Business Unit of
Woori Bank
- Executive Vice President, Management Support Unit of Woori Bank
- Bachelor of Law, Sungkyunkwan University

Appointment for non-standing directors

Name	Date of Birth	Term* / Appointment	Career & Academic Background
Pal Seung Lee	Feb. 2, 1944	1 year / Re-appointment
- Current) Chairman & CEO, Woori Finance Holdings
- Representative director of Seoul Philharmonic Orchestra
- CEO, Woori Investment & Securities
- Advanced Innovative Management (AIM) Course, KAIST
- Master of Business Administration, Korea University

Yong Man Rhee	Aug. 29, 1933	1 year / Re-appointment
- Current) Chairman, Mugunghwa Trust Co.
- Minister of Finance (35th)
- Chairman, Shinhan Research Institute
- Executive Development Program, Cornell University
- Master of Public Administration, Seoul National University

Chang Ryul Baik	Mar. 17, 1948	1 year / Re-appointment	- Current) President, Bizcom Management Consulting - Secretary General, Seoul Economic Forum - Bachelor of International Trade, Sogang University

Byung Sam Yu	Feb. 1, 1952	2 years /New appointment
- Current) Professor, College of Business and Economics,
Yonsei University
Dean, Graduate School of Economics, Yonsei University
- Assistant Professor, Pennsylvania State University
- Ph.D. in Economics, University of California, San Diego
- Bachelor of Statistics, Yonsei University

Hyuk Choi	Sept. 2, 1955	2 years* /New appointment
- Current) Professor, College of Business, Seoul National University
- Chairman, Korea Securities Association
- Professor, Pennsylvania State University
- Ph.D. in Business Administration, University of Chicago
- Master of Business Administration, University of Chicago
- Bachelor of Business Administration, Seoul National University

Chang Young Jun	Dec. 27, 1956	1 year / Re-appointment	- Current) Lawyer, Hwawoo Law Firm - Public Prosecutor, Seoul High Prosecutors’ Office - Research Prosecutor, Supreme Prosecutors’ Office - Bachelor of Law, Seoul National University

Kang Sik Lee	Jul. 9, 1957	2 years /New appointment
- Current) General Manager, Risk Management Team 2, Korea Deposit
Insurance Corporation
- Chief Legal Officer, Korea Deposit Insurance Corporation
- General Manager, Risk Management Team 1, Korea Deposit Insurance
Corporation
- Bachelor of Economics, Konkuk University

Sung Hwan Shin	Feb. 17, 1963	1 year / Re-appointment
- Current) Professor, College of Business Administration, Hongik
University
- Research Fellow, Korea Institute of Finance
- Ph.D. in Accounting & Control, MIT
- Master of Business Administration, MIT
- Bachelor of Economics, Seoul National University

* The term of appointment of Mr. Hyuk Choi will be from April 6, 2010 to the date of the annual general meeting of shareholders of Woori Bank for the relevant year in accordance with Article 29, Section 2 of Woori Bank’s articles of incorporation.